SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 3, 2007, of Rule 8.1 - Scottish Power plc

                                                              FORM 8.1
                                      DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                                              FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                                            (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.       KEY INFORMATION

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Name of person dealing (Note 1)                        See attached schedule
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Company dealt in                                       Scottish Power plc
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Class of relevant security to which the dealings       Ordinary Shares of 42p
being disclosed relate (Note 2)
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Date of dealing                                        See attached schedule
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2.       INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------------
                                                                      Long                                   Short

------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
                                                      Number                                Number
                                                      (%)                                   (%)
------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
(1) Relevant securities                                N/A                                   N/A
                                                       N/A                                   N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
(2) Derivatives (other than options)                   N/A                                   N/A
                                                       N/A                                   N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
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(3) Options and agreements to purchase/sell            N/A                                   N/A
                                                       N/A                                   N/A
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Total                                                  See attached schedule                 See attached schedule

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(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------------
Class of relevant security:                                            Long                                   Short

------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
                                                      Number                                Number
                                                      (%)                                   (%)
------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
(1) Relevant securities                                N/A                                   N/A
                                                       N/A                                   N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
(2) Derivatives (other than options)                   N/A                                   N/A
                                                       N/A                                   N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
(3) Options and agreements to purchase/sell            N/A                                   N/A
                                                       N/A                                   N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
------------------------------------------------------ ------------------------------------- ----------------------------------------
Total                                                  N/A                                   N/A
                                                       N/A                                   N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------

(c)      Rights to subscribe (Note 3)

------------------------------------------------------ ------------------------------------------------------------------------------
Class of relevant security:                            Details

------------------------------------------------------ ------------------------------------------------------------------------------
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Ordinary Shares of 42p each                            See attached schedule
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3.       DEALINGS (Note 4)

(a)      Purchases and sales

--------------------------------------------- ------------------------------------------ --------------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)

--------------------------------------------- ------------------------------------------ --------------------------------------------
--------------------------------------------- ------------------------------------------ --------------------------------------------

See attached schedule                         See attached schedule                      See attached schedule
--------------------------------------------- ------------------------------------------ --------------------------------------------

(b)      Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- -----------------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- -----------------------------------
-------------------------- ----------------------------- ---------------------------------------- -----------------------------------
N/A                        N/A                           N/A                                      N/A

-------------------------- ----------------------------- ---------------------------------------- -----------------------------------

(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

------------------------- -------------------- ----------------------- ------------ ---------------- ------------ -------------------
Product name,             Writing, selling,    Number of securities    Exercise     Type, e.g.       Expiry       Option money
e.g. call option          purchasing,          to which the option     price        American,        date         paid/received per
                          varying etc.         relates (Note 7)                     European etc.                 unit (Note 5)
------------------------- -------------------- ----------------------- ------------ ---------------- ------------ -------------------
------------------------- -------------------- ----------------------- ------------ ---------------- ------------ -------------------
N/A                       N/A                  N/A                     N/A          N/A              N/A          N/A
------------------------- -------------------- ----------------------- ------------ ---------------- ------------ -------------------

(ii)     Exercising

--------------------------------------------- ------------------------------------------ --------------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------------------
--------------------------------------------- ------------------------------------------ --------------------------------------------

N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ --------------------------------------------

(d)      Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ --------------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable) (Note 5)

--------------------------------------------- ------------------------------------------ --------------------------------------------
--------------------------------------------- ------------------------------------------ --------------------------------------------
N/A                                           N/A                                        N/A

--------------------------------------------- ------------------------------------------ --------------------------------------------

4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

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Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.
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None

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Is a Supplemental Form 8 attached? (Note 9)                            NO

---------------------------------------------------------------------------- --------------------------------------------------------
Date of disclosure                                                           3 January 2007
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Contact name                                                                 Rhona Gregg
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Telephone number                                                             0141 566 4733
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Name of offeree/offeror with which associated                                Scottish Power plc
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Specify category and nature of associate status (Note 10)                    Category    3   -   persons    disclosing    managerial
                                                                             responsibilities  i.e.  members of the  Executive  Team
                                                                             of Scottish Power plc
---------------------------------------------------------------------------- --------------------------------------------------------

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                                                               Schedule

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company")  announces that on 28 December 2006, the following Persons  Discharging  Managerial  Responsibility, automatically  reinvested  dividends under the Inland Revenue approved  ScottishPower  Employee Share Ownership Plan (ESOP). The Shares
were  purchased/allocated  at £7.475 per share under the terms of the ESOP.  As a result of these  awards,  the  Company  was  notified yesterday, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                                     Shares   awarded  under  the  ESOP        Total  Interest  in  Ordinary  Shares of
                                     dividend     reinvestment     plan        42p each following this notification*
                                     Ordinary Shares of 42p

Alan Bryce                           57                                        25,912
Willie MacDiarmid                    57                                        29,342
Susan Reilly                         57                                        15,041

*All less than 1% of the issued share capital

Own name - dividend reinvestment

Scottish Power plc ("the Company")  announces that on 28 December 2006, the following Director,  automatically  reinvested his dividend in shares held under his own name.  The Shares were  purchased/allocated  at £7.48 per share under the terms of the Scottish  Power plc
Dividend  Reinvestment  Plan. As a result of this award,  the Company was notified  yesterday,  that the  individual's  interest in the ordinary share capital of Scottish Power plc has increased as shown below.

                                     Shares  awarded under the Scottish        Total  Interest  in  Ordinary  Shares of
                                     Power  plc  Dividend  Reinvestment        42p each following this notification*
                                     Plan Ordinary Shares of 42p

Nicholas Rose                        68                                         4,607

*All less than 1% of the issued share capital

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 3, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary